UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

theMaven, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class Securities)

88339B102

(CUSIP Number)

March 30, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:*

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 88339B102	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Strome Mezzanine Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 5,884,763 *
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,884,763 *
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,884,763
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of 4,384,763 shares of common stock and a warrant to purchase 1,500,000 shares of common stock.
**

Percentage ownership is based on 32,559,016 shares of the issuer’s common stock, which is equal to the sum of (a) 31,059,016 shares outstanding of the issuer’s common stock reported by the issuer in a letter agreement between the issuer and Strome Mezzanine Fund, LP, dated August 3, 2018, and (b) 1,500,000 shares of the issuer’s common stock issuable upon the exercise of the warrant directly owned by the Fund.

CUSIP No. 88339B102	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark E. Strome
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 5,985,268 *
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,985,268
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,985,268
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Consists of the 100,505 shares of common stock directly owned by Strome Living Trust, 4,384,763 shares of common stock directly owned by Strome Mezzanine Fund, LP (the “Fund”) and a warrant directly owned by the Fund, which gives the Fund the right to purchase 1,500,000 shares of common stock. Mark E. Strome is the trustee of Strome Living Trust, and may be deemed to beneficially own the securities held by the Fund under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). Strome Investment Management, LP, a Delaware limited partnership (“SIM”), is the general partner of the Fund, and Strome Group Inc., a Delaware corporation (“SG”), is the general partner of SIM. Mr. Strome is the President and CEO of SG. Each of SIM, SG and Mr. Strome may be deemed to beneficially own the securities held by the Fund under Section 13(d) of the Exchange Act.

**

Percentage ownership is based on 32,559,016 shares of the issuer’s common stock, which is equal to the sum of (a) 31,059,016 shares outstanding of the issuer’s common stock reported by the issuer in a letter agreement between the issuer and the Fund, dated August 3, 2018, and (b) 1,500,000 shares of the issuer’s common stock issuable upon the exercise of the warrant directly owned by the Fund.

Page 4 of 8 Pages

Item 1.

(a)	Name of Issuer

theMaven, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1500 Fourth Avenue, Suite 200

Seattle, WA 98101

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Strome Mezzanine Fund, LP (the “Fund”) and Mr. Mark E. Strome (each, a “Reporting Person”).

(b)	Address of Principal Business office or, if None, Residence

For each Reporting Person:

100 Wilshire Blvd., Suite 1750

Santa Monica, CA 90401

(c)	Citizenship

(i)	The Fund is a Delaware limited partnership.

(ii)	Mr. Strome is a United States citizen.

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number:

88339B102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

Page 5 of 8 Pages

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership

For the Fund:

(a)	Amount beneficially owned: 5,884,763

(b)	Percent of class: 18.1% *

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,884,763

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,884,763

(iv)	Shared power to dispose or to direct the disposition of: 0

For Mr. Strome:

(a)	Amount beneficially owned: 5,985,268

(b)	Percent of class: 18.4% *

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,985,268

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,985,268

(iv)	Shared power to dispose or to direct the disposition of: 0

*

The ownership percentage of each Reporting Person is calculated based on an assumed total of 32,559,016 shares of the issuer’s common stock, which is equal to the sum of (a) 31,059,016 shares outstanding of the issuer’s common stock reported by the issuer in a letter agreement between the Issuer and the Fund, dated August 3, 2018, and (b) 1,500,000 shares of the issuer’s common stock issuable upon the exercise of the warrant directly owned by the Fund.

The Fund also owns 4,600 shares of the issuer’s Series H Convertible Preferred Stock (“Series H Stock”), and The Mark Strome Revocable Trust, of which Mr. Strome is the trustee, owns 1,000 shares of the issuer’s Series H Stock. The Series H Stock is convertible into the issuer’s common stock at the election of the holder or automatically upon the fifth anniversary of the share issuance date, subject to a conversion limitation that prohibits the issuer from effecting a conversion of the Series H Stock if giving effect to the conversion would cause the holder to beneficially own in excess of 4.99% of the issuer’s common stock (or, upon notice by the holder, in excess of 9.99% of the common stock). As beneficial owners of more than 10% of the common stock, the Reporting Persons are effectively barred from converting the Series H Stock into additional shares of common stock. Absent this conversion limitation, at the election of the Reporting Persons, the 5,600 shares of Series H Stock would be convertible into 16,969,677 shares of the issuer’s common stock.

Page 6 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Strome Investment Management, LP, a Delaware limited partnership (“SIM”), is the general partner of the Fund, and Strome Group Inc., a Delaware corporation (“SG”), is the general partner of SIM. Mr. Strome is the President and CEO of SG and the trustee of Strome Living Trust and The Mark Strome Revocable Trust. Each of SIM, SG and Mr. Strome may be deemed to beneficially own the reported securities under Section 13(d) of the Securities Exchange Act of 1934. Pursuant to Rule 13d-4, each of SIM, SGP and Mr. Strome disclaims beneficial ownership of the securities directly owned by the Fund, Strome Living Trust and The Mark Strome Revocable Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2018

/s/ Mark E. Strome
Mark E. Strome